EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 12, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Notice of Meeting for Ordinary Meeting of Shareholders to be held on April 5, 2002	3
2.	Proposed Agenda for Ordinary Meeting of Shareholders	5
3.	Notes to Voting Instructions (refer to agenda items for Ordinary Meeting of Shareholders)	8
4.	Notice of Meeting for Extraordinary Meeting of Shareholders to be held on April 5, 2002	14
5.	Proposed Agenda for Extraordinary Meeting of Shareholders	16
6.	Notes to Voting Instructions (refer to agenda items for Extraordinary Meeting of Shareholders)	19

Item 1

NOTICE OF MEETING

Annual Ordinary Shareholder's Meeting

Compañía de Telecomunicaciones de Chile S.A. announces its Annual Ordinary Sharreholder's Meeting, to be held on April 5, 2002 at 10:00 a.m. in the Auditorium of Telefónica CTC Chile's Corporate Headquarters, located at Avda. Providencia 111, Santiago de Chile. The issues to be considered are the following:

1. Approval of the Annual Report, Balance Sheet, Income Statement and Reports of Account Inspectors and Independent Auditors for the fiscal year between January 1 and December 31, 2001;
2. Approval to determinate the distribution of profits for the fiscal year ended December 31, 2001;
3. Approval to appoint two account inspectors and two alternate account inspectors for fiscal year 2002, and determine their compensation;
4. Approval to appoint the Independent Auditors who will audit the accounts, inventory, balance sheet, and other financial statements of Compañía de Telecomunicaciones de Chile S.A., and determine their annual fees;
5. Approval to appoint the domestic credit rating agencies that will set the risk rating of publicly offered issues of Compañía de Telecomunicaciones de Chile S.A. securities in the local market, and to determine their compensation;
6. Approval of the compensation for the Board of Directors and their alternates;
7. Communicate the account of expenses of the Board of Directors and Directors' Committee during the year 2001;
8. Approval of the compensation for the Directors' Committee members and of the Directors' Committee budget, to be assigned until the next Ordinary Shareholders Meeting;
9. Communicate the account of operations in accordance with Article N°44 of the Chilean Corporations Law;
10. Approval of the Investment and Financing Strategy proposed by Management for the year 2002 (according to Decree Law 3,500);
11. Communicate the Dividend Policy for the year 2002;
12. Communicate the cost for processing, printing and mailing the information referred to in Circular No. 1494 of the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Exchange Commision);
13. Approval to determine in which Santiago, Chile newspaper to publish the notices for future ordinary and extraordinary shareholder meetings; and
14. Provide information on all issues relating to the management and administration of the business, and approval to reach the necessary agreements on all issues of concern to the Ordinary Shareholder's Meeting, as defined by the Company's By-laws and the existing legal framework.

Item 2

ANNUAL SHAREHOLDERS' MEETING

1. Approval of the Annual Report, Balance Sheet, Income Statement and Reports of Account Inspectors and Independent Auditors for the Fiscal Year ended December 31, 2001;

2. Approval of distribution of Net Income for Fiscal Year ended December 31, 2001;

3. Approval to appoint two account inspectors and two alternate account inspectors for Fiscal Year 2002 and to determine their compensation;

4. Approval to appoint the Independent Auditors who will audit the accounts, inventory, balance sheet, and other financial statements of Compañía de Telecomunicaciones de Chile S.A., and to determine their annual fees;

5. Approval to appoint the domestic credit rating agencies that will set the risk rating of publicly offered issues of Compañía de Telecomunicaciones de Chile S.A. securities in the local market, and of issues that may eventually be offered, and to determine their compensation;

6. Approval of the compensation for Board Members and their corresponding Alternate Directors;

7. Communicate the account of expenses of the Board of Directors and Directors' Committee during the year 2001;

8. Approval of the compensation for the Directors' Committee members and of the Directors' Committee budget, to be assigned until the next Ordinary Shareholders Meeting;

9. *Communicate the account of operations in accordance* with Article No. 44 of the Chilean Corporations Law;

10. Approval of the Investment and Financing Strategy for the year 2002 (according to Decree Law 3,500);

11. Communicate the Dividend Policy for the year 2002;

12. Communicate the cost for processing, printing and mailing the information referred to in Circular No. 1494 of the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Exchange Commision);

13. Approval of a Santiago newspaper in which to publish the notices for future shareholder meetings;

14. Provide information on all issues relating to the management and administration of the business, and approval to reach the necessary agreements on all issues of concern to the Ordinary Shareholder's Meeting, as defined by the Company's By-laws and the existing legal framework.

Publication of Balance Sheet

The Balance Sheet, Income Statement and Audited Financial Statements will be published in the Chilean newspaper "El Mercurio" on March 19, 2002.

Attendance at the Ordinary Shareholders' Meeting

Shareholders on record in the Shareholders Registry as of March 28, 2002 will have the right to attend the Ordinary Shareholders' Meeting.

Review of Powers of Attorney

The Review of Powers of Attorney for the Ordinary Shareholders' Meeting will occur on April 4,
2002 from 9:00 a.m. to 6:00 p.m. at the Company's Headquarters, Shareholders Record department at Avda. Providencia No. 111, 2 Floor, Santiago, and on April 5, 2002 between 9:00 a.m. and the start of the Ordinary Shareholders' Meeting in the Auditorium of the Company's Headquarters.

Publication of notices for Ordinary Shareholders' Meeting

The notice summoning shareholders to the Ordinary Shareholders' Meeting will be published in the Chilean newspaper "El Mercurio" on March 20, March 25 and March 28, 2002.

Item 3

NOTES TO VOTING INSTRUCTIONS
(REFER TO AGENDA ITEMS)

1) Approval of the annual report, balance sheet, income statement, and reports of account inspectors and independent auditors for the fiscal year ended December 31, 2001.

Please see the enclosed Annual Report for 2001, which is a translated summary version of the Annual Report that will be filed with the Chilean Securities and Exchange Commission (*Superintendencia de Valores y Seguros* or *SVS*).

2) Approval of distribution of net income for the fiscal year ended December 31, 2001.

According to Articles 79 and 81 of the Chilean Corporations law and articles 32 and 57 of Compañía de Telecomunicaciones de Chile S.A. By-laws, the Board of Directors of the Company proposes to distribute 30% of the net income recorded in fiscal year 2001.

According to Circular N° 981 of the *SVS*, the deficit of Ch$372 million generated during the development stage of certain subsidiaries, recorded in fiscal year 2001, will be offset against retained earnings from previous years.

In addition, retained earnings will be increased by Ch$13,104 million, equivalent to the monetary appreciation during the year of retained earnings as of December 31, 2000. The changes to retained earnings are as follows:

Retained earnings as of December 31, 2000	Ch$ 422,703,058,768
+ Increase of retained earnings for fiscal year 2001	Ch$ 2,506,494,941
+ Revaluation (2001) of retained earnings as of 12.31.00	Ch$ 13,103,794,847
Retained earnings as of December 31, 2001	Ch$ 438,313,348,556

Shareholders will be required to approve the application of such items, as detailed above.

Final Dividend

The Board proposes payment of a final dividend of a total amount of Ch$ 1,233,497,420, which represents 30% of Net Income for 2001. The dividend would amount to Ch$ 1.29 per share and Ch$5.16 per ADR, considering 957,157,085 shares outstanding and a ratio of 1 share:4 ADRs.

3) Approval to appoint two account inspectors and two alternate account inspectors for fiscal year 2002, and to determine their compensation.

The proposal for the year 2002 contemplates the following:

Account Inspectors:	Company
Gerardo Schell	Scaad Chile
Axel Christiensen	AFP Cuprum

Alternate Account Inspectors:	Company
Iván Araneda	Scaad Chile
Carlos Mina	AFP Cuprum

The proposed annual compensation for each of the Account Inspectors amounts to 30UTMs (equivalent to approximately US$1,263).

4) Approval to appoint the Independent Auditors and to determine their annual fees

The Board of Directors plans to propose maintaining Arthur Andersen Langton Clarke as Independent Auditors for the quarterly and annual unconsolidated and consolidated Financial Statements of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries for the reports to be issued for the quarters ended June, September, December 2002 and March 2003. The estimated total cost for such Independent Auditors' services is Ch$424 million (equivalent to US$628,392 as of Feb. 28, 2002).

5) Approval to appoint the domestic credit rating agencies and to determine their compensation

According to article 76 of the Chilean Capital Markets law and article 50 bis of Law 18,046, the Board of Directors proposes FITCH IBCA and HUMPHREYS Ltda. (Moody's Investors Services' affiliate) as the local rating agencies which will classify any publicly offered securities issued or which will be issued by Compañía de Telecomunicaciones de Chile S.A. in the local markets during the period from May 1, 2002 and April 30, 2003.

6) Approval of the compensation for Board Members and their Alternate Directors

The proposal for the year 2002 contemplates maintaining the same compensation for Directors and alternate Directors in effect for the year 2001.

Each Director and alternate Director receives compensation equal to 120 UTMs (equivalent to approximately US$5,053 as of February 28, 2002) per month for attending board meetings, provided they have attended at least one board meeting in such month.

The Chairman of the Board of Directors receives two times the total compensation received by a Director. The Deputy Chairman of the Board of Directors receives 1.5 times the total compensation received by a Director.

7) Communicate the account of expenses of the Board of Directors and Directors' Committee during the year 2001

In 2001, the Board of Directors did not register expenses aside from their compensation and expenses related to cellular telephones assigned to each Board Member.

In the 2001 Annual Ordinary Shareholders' Meeting a budget of Ch$75,000,000 was approved as operating expenses for the Company's Directors Committee. No expenses were charged against that budget during fiscal year 2001.

8) Approval of the compensation for the Directors' Committee members and the Directors' Committee budget, to be assigned until the next Ordinary Shareholders Meeting

According to the Law 19,705 effective as of December 20, 2000, all public companies with a market capitalization higher than approximately Ch$24,304 million (equivalent to approximately US$36 million as of February 28, 2002) must appoint a Directors Committee, composed of 3 Directors which majority must be independent from the controlling shareholder.

The main functions of the Directors Committee are:

- To review the Account Inspectors Report and the Independent Auditors Report.
- To propose to the Board of Directors the Independent Auditors and the local Credit Rating Agencies (two agencies).
- To examine all applicable transactions according to Article 44 of the Chilean Corporations law.
- To review the salaries and bonuses of Senior Executives.

According to article 50 bis of Chilean Corporations Law, as modified by Law 19,705, the compensation and the budget for the Directors' Committee must be approved at the Ordinary Shareholders Meeting.

The proposed monthly compensation of the Directors and alternate Directors Committee members until the next Ordinary Shareholders Meeting is equal to 30 UF (equivalent to approximately US$720), provided they have attended at least one Committee meeting in such month.

In addition, the proposal includes a budget for the Committee's expenses and payments to advisors amounting to Ch$75,000,000 (US$111,062) until the next Ordinary Shareholders Meeting.

9) Communicate the account of operations, in accordance with Article No. 44 of the Chilean Corporations Law

A report of those transactions approved by the Board pursuant to Article No. 44 of the Chilean Corporations law will be disclosed at the meeting in order to inform shareholders of resolutions adopted during 2001 concerning transactions or contracts in which one or more Directors or Alternate Directors have an interest, either directly or through a third party. In such cases, such interest must be made known to the Board as well as to shareholders at the Ordinary Shareholders Meeting.

10) Approval of the Investment and Financing Strategy proposed by Management for the year 2002 (according the Decree Law 3,500)

The Company's Investment and Financing Strategy (the "Investment Strategy") contemplates investments which are intended to satisfy the demand of new clients through the use of installed capacity, considering the existing regulatory framework and ensuring an adequate return for the Company. Furthermore, the Investment Strategy contemplates the provision of new services demanded by corporate customers, and maintenance of the current quality standards of service.

Investment in the creation of and/or participation in domestic or international companies may not exceed 25% of total equity, as defined in the last quarterly consolidated balance sheet filed with the *Superintendencia de Valores y Seguros.*

The Company will focus on analysing alternatives aimed at improving the corporate financial structure through new financings and renegotiations of current terms and conditions. In addition, the maximum level of indebtedness that may be incurred by the Company may not exceed a ratio of total debt-to-equity of 1.6 times, unless the most restrictive of the current financial covenants is higher than 1.6, in which case the latter will apply, as long as it is not higher than 1.75.

Under the terms of the Investment Strategy, management may not enter into agreements with creditors that restrict the distribution of dividends without the approval of the shareholders at an Ordinary or Extraordinary Shareholders Meeting. Management is also prohibited from entering into, outside the ordinary course of business, any agreement with creditors pledging Company assets or granting guarantees for the debts of unaffiliated third-parties without prior shareholder approval, except for purchase-money financings secured by liens on the assets being purchased.

The Investment Strategy also restricts the disposition of assets or property rights which are essential for the Company's ongoing business, including all networks, switches, equipment, property and easements required for telephone installations and operations. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. Furthermore, the Company has declared as essential assets 51% of the shares of Telefónica Móvil de Chile S.A., Telefónica Mundo 188 and CTC Equipos, as well as any assets necessary for their operation that Telefónica CTC Chile may rent to these subsidiaries, and any modifications or replacements of these assets for reasons of technical or economic obsolescence. The Company may not dispose of assets declared essential to its operations without previous approval at an Extraordinary Shareholders Meeting.

For additional information on this item, a direct translation of the Company's Investment and Financing Strategy, as defined by the Board of Directors, will be filed with the U.S. Securities and Exchange Commission prior to the General Shareholders Meeting.

11) Communicate the Dividend Policy for the year 2002

The Company's dividend policy for 2002 contemplates dividend payments in an aggregate amount equal to at least 30% of the Company's net income in accordance with ChGAAP for such fiscal year. The Company intends to pay a single dividend in May 2003, to be approved at the corresponding Annual Ordinary Shareholders Meeting.

The dividend policy for 2002 and following years will be defined in line with the objectives set forth in the Company's Financial Plan, which is mainly focused on the decrease in debt levels, so as to adjust the financial structure of the Company.

This policy represents the intention of the Board of Directors, and its implementation will depend on the net income that is actually obtained, as well as on projections that may be periodically determined by the Company.

For additional information on this item, a direct translation of the Company's dividend policy, as defined by the Board of Directors, will be filed with the U.S. Securities and Exchange Commission prior to the General Shareholders Meeting.

12) Communicate the cost for processing, printing and mailing the information referred to in Circular N°1494 of the "Superintendencia de Valores y Seguros de Chile" (Chilean Securities and Exchange Commission)

According to circular N°1494 of the *Superintendencia de Valores y Seguros de Chile*, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2001, amounted to Ch$2.9 million (equivalent to approximately US$4,304).

13) Approval of a Santiago newspaper in which to publish the notices for future shareholders meetings

The proposal contemplates the Chilean newspaper: "El Mercurio"

14) Provide information on all issues relating to the management and administration of the business, and approval to reach the necessary agreements on all issues of concern to the Ordinary Shareholder's Meeting, as defined by the Company's By-laws and the existing legal framework.

No further information is provided at this time, since this refers to issues that may be raised during the Shareholders Meeting.

Item 4

NOTICE OF MEETING

Extraordinary Shareholder's Meeting

Compañía de Telecomunicaciones de Chile S.A. announces its Extraordinary Shareholder's Meeting, to be held on April 5, 2002, immediately following the Ordinary Annual Shareholder's Meeting, in the Auditorium of Telefónica CTC Chile's Corporate Headquarters, located at Avda. Providencia 111, Santiago de Chile. The issues to be considered are the approval of certain changes to Telefónica CTC Chile's By-laws. The proposed changes are the following:

1. Eliminate the reference to the indicator of "adjusted accounting assets" (*activo contable depurado*), as of August 1, 2002;
2. Eliminate references to the State of Chile as a shareholder;
3. Incorporate the brand names "Telefónica CTC Chile S.A.", "Telefónica CTC S.A." and "CTC S.A.";
4. Establish the indefinite duration of the Company;
5. Establish the indefinite duration of preferences of shares and shareholders;
6. Update the figure of the Company's capital;
7. Replace the word "owner" by "titular" in reference to the titles of the Board Members;
8. Incorporate a new article regarding the establishment of the Directors Committee, as required by law;
9. Establish a procedure by which to name an alternate Chief Executive Officer, in the absence of the Chief Executive Officer ;
10. Eliminate the first and fourth transitory articles;
11. Approval of various wording changes in several articles, and modification of certain articles in order to adapt them to the Chilean Corporations Law (N°18,046);
12. Approval of a new revised text of Compañía de Telecomunicaciones de Chile S.A.'s By-laws;
13. Communicate and analyze all issues relating to the above-mentioned matters and reach the necessary agreements.

Item 5

EXTRAORDINARY SHAREHOLDERS' MEETING

Approval of the following changes to Telefónica CTC Chile's By-laws:

1. Eliminate the reference to the indicator of "adjusted accounting assets" (*activo contable depurado*), as of August 1, 2002;
2. Eliminate references to the State of Chile as a shareholder;
3. Incorporate the brand names "Telefónica CTC Chile S.A.", "Telefónica CTC S.A." and "CTC S.A.";
4. Establish the indefinite duration of the Company;
5. Establish the indefinite duration of preferences of shares and shareholders;
6. Update the figure of the Company's capital;
7. Replace the word "owner" by "titular" in reference to the titles of the Board Members;
8. Incorporate a new article regarding the establishment of the Directors Committee, as required by law;
9. Establish a procedure by which to name an alternate Chief Executive Officer, in the absence of the Chief Executive Officer ;
10. Eliminate the first and fourth transitory articles;
11. Approval of various wording changes in several articles, and modification of certain articles in order to adapt them to the Chilean Corporations Law (N°18,046);
12. Approval of a new revised text of Compañía de Telecomunicaciones de Chile S.A.'s By-laws;
13. Communicate and analyze all issues relating to the above-mentioned matters and reach the necessary agreements.

Items 1 and 2 require approval of 75% of shares issued and with voting rights, and items 3 - 13 require approval of the majority of the shares present at the Shareholders Meeting.

In order to implement the changes that are approved, the corresponding articles of Telefónica CTC Chile's By-laws will be modified accordingly (see Notes to Voting Instructions).

Attendance at the Ordinary Shareholders' Meeting

Shareholders on record in the Shareholders Registry as of March 28, 2002 will have the right to attend the Extraordinary Shareholders' Meeting.

Review of Powers of Attorney

The Review of Powers of Attorney for the Ordinary Shareholders' Meeting will occur on April 4, 2002 from 9:00 a.m. to 6:00 p.m. at the Company's Headquarters, Shareholders Record department at Avda. Providencia No. 111, 2 Floor, Santiago, and on April 5, 2002 between 9:00 a.m. and the start of the Extraordinary Shareholders' Meeting in the Auditorium of the Company's Headquarters.

Publication of notices for Extraordinary Shareholders' Meeting

The notice summoning shareholders to the Extraodinary Shareholders' Meeting will be published in the Chilean newspaper "El Mercurio" on March 20, March 25 and March 28, 2002.

Item 6

NOTES TO VOTING INSTRUCTIONS
(REFER TO AGENDA ITEMS)

The issues to be considered in the Extraordinary Shareholders' Meeting are related to the approval of certain changes to Telefónica CTC Chile's By-laws, mainly in order to update them and adapt them to the Chilean Corporations Law (N°18,046). The current version of Telefónica CTC Chile's By-laws is dated 1982 and is available on the Company's website at www.telefonicadechile.cl.

The following items 1 and 2 require approval of 75% of shares issued and with voting rights, and items 3 – 13 require approval of the majority of the shares present at the Shareholders Meeting.

1. Eliminate the reference to the indicator of "adjusted accounting assets" (*activo contable depurado*), as of August 1, 2002

The indicator of "adjusted accounting assets" is used to determine the investment limit of Chilean Pension Funds in publicly traded companies. As a result of the publication, on February 28, 2002, of Law N°19,795, which modifies certain matters related to Pension Fund investments, compliance with this indicator is no longer required in order for Pension Funds to invest in publicly traded companies.

As a result, the following article is eliminated from Telefónica CTC Chile's By-laws, as of August 1, 2002, date in which this aspect of the new law will become effective:

ARTICLE FIVE BIS : In accordance with article one hundred and twelve of Decree Law N°3,500, the Company's adjusted accounting assets, calculated based on the unconsolidated balance sheet, should be at least the minimum value that provides an indicator of adjusted accounting assets as a proportion of total assets equal to one, as stated in article forty-seven of such Law.

2. Eliminate references to the State of Chile as a shareholder

In January 1988, the privatization process of Telefónica CTC Chile was completed. As of this date, the State of Chile does not hold any shares of the Company and, as a result, all references to the State of Chile as a shareholder of Telefónica CTC Chile are no longer applicable.

The following article is modified as follows:

ARTICLE THIRTY-TWO BIS : In addition to what is stated in the preceding article, the Ordinary Shareholders' Meeting is responsible for approving the Investment and Financing Strategy proposed by management, as stated in article one hundred and nineteen of Decree Law N°3,500 of 1980 and its modifications.

The following sentence is eliminated from this article: "If the State of Chile, directly or indirectly, through companies belonging to the State, decentralized, autonomous or municipal institutions, or through any other legal entity, owns fifty per cent or more of the issued stock, said Strategy must include the criteria for determining the sale prices of the products and services of the Company and will require, for its approval, the vote of the majority shareholders representing the State and of the absolute majority of the remaining shareholders."

The following article is modified as follows:

ARTICLE FORTY BIS : Despite what is stated in the two preceding articles, no shareholder may exercise for him or herself or in representation of others the right to vote for a percentage of subscribed and voting shares of the Company superior to the maximum percentage of ownership concentration allowed in these By-laws. For the calculation of this ownership concentration, the shares belonging to such shareholder must be added to those belonging to parties related to him/her. Furthermore, no person can represent shareholders that jointly hold a percentage superior to that of the maximum ownership concentration allowed in these By-laws. The following sentence is eliminated from this article: "These rules will not be applicable to the State of Chile when it, directly or indirectly, through companies belonging to the State, decentralized, autonomous or municipal institutions, or through any other legal entity, is a shareholder of the Company."

In addition, transitory article five, which also refers to the State of Chile as a shareholder of the Company, is eliminated.

3. Incorporate the brand names "Telefónica CTC Chile S.A.", "Telefónica CTC S.A." and "CTC S.A."

The following article is modified as follows (the underlined words are added to the existing text):

ARTICLE ONE : A public Company is constituted, denominated COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A., which may use the following brand names for publicity, banking and promotional purposes: "TELEFONICA CTC CHILE S.A.", "TELEFONICA CTC S.A." or "CTC S.A.". It will abide by the norms set forth in these By-laws and, in absence of mention in them, by Law N°18,046, its regulations and any other regulations applicable to this type of company.

4. Establish the indefinite duration of the Company

Article Three of Telefónica CTC Chile's By-laws currently establishes that the duration of the Company is until August 10, 2068. This article is modified to read as follows:

ARTICLE THREE : The term of duration of the Company will extend indefinitely.

5. Establish the indefinite duration of preferences of shares and shareholders

Article Eleven of the Company's By-laws is modified to establish that the preferences enjoyed by shares and shareholders will extend as long as the duration of the Company. The current preferences are not modified.

6. **Update the figure of the Company's capital**

The Company's capital, as stated in Article Five of the Company's By-laws, is updated every year, after the Ordinary Annual Shareholders Meeting. The figure of Telefónica CTC Chile's capital is now updated as of December 31, 2001, as follows:
ARTICLE FIVE : The capital of the Company is the sum of Ch$715,017,592,036, divided into 957,157,085 shares without nominal value, fully subscribed and paid.

7. **Replace the word "owner" by "titular" in reference to the titles of the Board Members**

In relation with the members of the Board of Directors, each reference to an "owner Director" in the Company's By-laws will be replaced by only the word "titular Director". This is done because Chilean Corporate Law N°18,046 refers only to the term "titular" in this context.

8. **Incorporate a new article regarding the establishment of the Directors Committee, as required by law**

According to Law N°19,705 effective as of December 20, 2000, all public companies with market capitalization higher than approximately Ch$24,304 million (equivalent to approximately US$36 million as of February 28, 2002) must appoint a Directors Committee.

In compliance with this law, the following article is incorporated into the Company's By-laws:

TITLE FOUR: DIRECTORS COMMITTEE
ARTICLE TWENTY-FOUR "A": As long as the Company remains a publicly-traded stock company and has capital equal or larger to the equivalent of 1,500,000 *Unidades de Fomento* (approximately US$36 million) it will be obliged to designate a Directors Committee, that will be subject to the regulations mentioned in article fifty bis of Law N°18,046.

9. **Establish a procedure by which to name an alternate Chief Executive Officer, in the absence of the Chief Executive Officer ;**

Reference to the position of Deputy Chief Executive Officer is eliminated from Article Twenty-six of Telefónica CTC Chile's by-laws. A hierarchical order will be established among the executives of Telefónica CTC Chile, and in the case of absence of the Chief Executive Officer, he will be replaced by the executives established in this list, in descending order.

10. **Eliminate the first and fourth transitory articles;**

The first and fourth transitory articles of Telefónica CTC Chile's By-laws are eliminated, since they are in reference to issues that are no longer applicable to the Company.

11. Approval of various wording changes in several articles, and modification of certain articles in order to adapt them to the Chilean Corporations Law (N°18,046)

The wording of certain articles of the Company's By-laws are modified and improved, having no material impact on such By-laws.

In addition, certain articles are modified in order to adapt them to the Chilean Corporations Law (N°18,046) currently in effect.

12. Approval of a new revised text of Compañía de Telecomunicaciones de Chile S.A.'s By-laws;

The new revised text of the Company's By-laws will be modified to include only the changes that are approved in the Extraordinary Shareholders Meeting.

The revised text of Telefónica CTC Chile's by-laws, once approved, will be available upon request to the Company's shareholders (telephone 1-800-814-0282).

13. Communicate and analyze all issues relating to the above-mentioned matters and reach the necessary agreements.

No further information is provided.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

By: ______________________

Julio Covarrubias F.
Chief Financial Officer

Date: March 12, 2002